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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment NO. )(1)


                                  PROVANT, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)



                     COMMON STOCK, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                   743724 10 6
--------------------------------------------------------------------------------
                                 (CUSIP number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X} Rule 13d-1(d)


                       (Continued on the following pages)

                              (Page 1 of 5 Pages)

----------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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---------------------                                 -------------------------
CUSIP No. 743724 10 6         SCHEDULE 13G                 Page 2  of 5 Pages
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      # I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Paul M. Verrochi
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                               5. SOLE VOTING POWER

                                  1,017,123
                               ------------------------------------------------
          NUMBER OF            6. SHARED VOTING POWER
           SHARES
        BENEFICIALLY                 53,415
          OWNED BY             -------------------------------------------------
            EACH               7. SOLE DISPOSITIVE POWER
           PERSON
            WITH:                 1,017,123
                               -------------------------------------------------
                               8. SHARED DISPOSITIVE POWER

                                     53,415
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,070,538
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      6.9%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                                                    Page 3 of 5
ITEM 1.(a)  NAME OF ISSUER:

            PROVANT, Inc.


       (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            67 Batterymarch Street, Suite 600
            Boston, MA  02110


ITEM 2.(a)  NAME OF PERSON FILING:

            Paul M. Verrochi

       (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            The address of the reporting person is c/o PROVANT, Inc., 67 Batterymarch Street, Suite 600, Boston, MA 02110

       (c)  CITIZENSHIP:

            The reporting person is a citizen of the United States.

       (d)  TITLE OF CLASS OF SECURITIES:

            Common Stock

       (e)  CUSIP NUMBER:

            743724 10 6

ITEM 3.     NOT APPLICABLE.

ITEM 4.     OWNERSHIP.

       (a)  AMOUNT BENEFICIALLY OWNED:

            1,070,538 Shares

       (b)  PERCENT OF CLASS:

            6.9%

       (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                                                            Sole Power to Dispose   Shared Power to Dispose
  Sole Power to Vote or to     Shared Power to Vote or        or to Direct the           or to Direct the
       Direct the Vote            to Direct the Vote             Disposition of           Disosition of
       ---------------            ------------------             --------------           --------------
         1,017,123(1)                 53,415(2)                    1,017,123(1)              53,415(2)

(1) Includes 121,243 shares held by a trust of which Mr. Verrochi is trustee, 173,194 shares issuable pursuant to a warrant that currently is exercisable, and 43,298 shares issuable upon the exercise of an option that currently is exercisable. Excludes 216,492 shares issuable upon the exercise of a warrant, the terms of which are described more fully in PROVANT's definitive Proxy Statement for its Annual Meeting of Stockholders held on November 3, 1998.

(2)  Represents shares held by Mr. Verrochi's wife.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.


ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.


ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.


ITEM 10.   CERTIFICATION.

           Not applicable.

                                                                     Page 5 of 5
                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  /s/ Paul M. Verrochi
                                                  ------------------------------
                                                      PAUL M. VERROCHI

Date: February 16, 1999